Pamela R. Schneider
Senior Vice President
and General Counsel
847-326-5452

December 6, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	APAC Customer Services, Inc. Form 10-K for Fiscal Year Ended December 31, 2006 Filed March 16, 2007 File No. 000-26786

Dear Sir:

I am writing in reference to your comment letter dated November 30, 2007 regarding the above referenced filing. I would like to formally request a brief extension of time to respond. Please be advised that we intend to respond to your November 30, 2007 letter on or before January 7, 2008.

I appreciate your consideration on this matter.

Sincerely,

/s/ Pamela R. Schneider
Pamela R. Schneider
Senior Vice President, General Counsel and Secretary
APAC Customer Services, Inc.